SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

THE GORMAN-RUPP COMPANY

(Name of Issuer)

COMMON SHARES, WITHOUT PAR VALUE
(Title of Class of Securities)

38 3082 10 4
(CUSIP Number)

Check (X) the following box if a fee is being paid with this statement.      [ ]

Page 1 of 4 Pages

CUSIP No. 38 3082 10 4	13 G	Page 2 of 4 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JEFFREY S. GORMAN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES (State of Ohio)

	5.	Sole Voting Power
		369,602
Number of	6.	Shared Voting Power
Shares		169,229
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		369,602
Person
With:	8.	Shared Dispositive Power
		169,229

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 538,831

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount In Row (9) 5.04%

12.	Type of Reporting Person (See Instructions) IN

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Item 1 (a)	Name of Issuer: THE GORMAN-RUPP COMPANY

Item 1 (b)	Address of Issuer’s Principal Executive Office: 305 BOWMAN STREET, MANSFIELD, OHIO 44903

Item 2 (a)	Name of Person Filing:
JEFFREY S. GORMAN

Item 2 (b)	Address or Principal Business Office or, if none, Residence:
305 BOWMAN STREET, MANSFIELD, OHIO 44903

Item 2 (c)	Citizenship:
UNITED STATES (State of Ohio)

Item 2 (d)	Title of Class of Securities:
COMMON SHARES, WITHOUT PAR VALUE

Item 2 (e)	CUSIP Number:
38 3082 10 4

Item 3.	Status of Person Filing. Not Applicable.

Item 4.	Ownership. (a) Amount Beneficially Owned: 538,831

(b) Percent of Class: 5.04%

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote	369,602
(ii)	shared power to vote or to direct the vote	169,229
(iii)	sole power to dispose or to direct the disposition of	369,602
(iv)	shared power to dispose or to direct the disposition of	169,229

Page 3 of 4 Pages

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable X Response to this Item is contained on the separate sheet(s) attached hereto

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2005 Date

/s/ Jeffrey S. Gorman Signature

Jeffrey S. Gorman, President & CEO Name/Title

Page 4 of 4 Pages